For the fiscal year ended 9/30/00
File number 811-6677




                        SUB-ITEM 77J

Prudential Index Series Fund -
Prudential Stock Index Fund

Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies.
The effect of applying this statement was to decrease undistributed net investment income and increase accumulated net realized gain on investments by $4,984.
Net investment income, net realized gains and net assets were not affected by these changes.